SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2016

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica – Collective Agreement of Related Companies of Telefónica España	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA S.A., (hereinafter “Telefónica”), as provided in article 228 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Telefónica España has signed the 1st Collective Agreement of Related Companies (“CEV”), wholly backed by the largest trade unions. Said agreement considers, among other elements, an “Individual Suspension Plan”, which is entirely voluntary in the period 2016-2017. In relation to the aforementioned plan, the Company informs that:

•	Having signed the agreement, the Company has opened the registration period for employees to sign up to the Plan.
•	The current value of the expenses of the Plan is estimated to be approximately 2,900 million euros before taxes, which will be booked as non-recurrent personnel expenses in the fiscal year 2015.
•	This initiative is in line with efforts to continue advancing in the Company’s transformation and simplification and it will permit greater expense efficiencies from 2016. The estimated run rate of savings in direct expenses is approximately 370 million euros from year two.
•	The impact of these measures on Telefónica’s cash generation is positive from the first year.

The Company reiterates the objectives set for 2015, which exclude non-recurrent restructuring expenses such as those mentioned previously, and confirms its shareholder remuneration commitments for 2016.

Madrid, January 28, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date:	January 28, 2016	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors